SO
4-4-03

US SECURI[redacted]IMISSION

03015966

NF 4-3-03

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8-41519

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING RECEIVED MAR 31 2003 WASH. D.C. 187 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

TradePortal Securities, Inc.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Technology Drive
(No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous, Fin-Op (949)450-9999
(Area Code --Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger & Company, LLP
(Name -- if individual, state last, first, middle name)

5500 Trabuco Road, Suite 150	Irvine	California	92620
(Address)	City	State	Zip Code

PROCESSED
APR 10 2003
THOMSON FINANCIAL

CHECK ONE:

- x Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of TradePortal Securities, Inc. (the "Company") as of December 31, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

ANASTASIA KAZYAK
Commission # 1273510
Notary Public - California
Orange County
My Comm. Expires Aug 11, 2004

X Reyheena Eidarous
Signature

Fin-Op
Title

Anastasia Kazyak
Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit filed on March 29, 2001. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Table of Contents

TRADEPORTAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL FOR THE YEAR ENDED DECEMBER 31, 2002

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
TradePortal Securities, Inc.

We have audited the accompanying statement of financial condition of TradePortal Securities, Inc., a Texas corporation (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradePortal Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 27, 2003

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$	32,309
Receivable from clearing broker		119,260
Prepaid expense		24,160
Total current assets		175,729
Property and equipment, at cost, net of accumulated depreciation of $54,118 (Note 2)		44,197
Goodwill (Note 2)		701,209
Due from parent (Note 6)		1,756,281
Deferred tax asset (Note 3)		149,000
Other assets		16,215
Total assets	$	2,842,631

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	104,096
Total current liabilities		104,096
Commitments and contingent liabilities (Note 4)		-
Stockholder's equity:		
Common stock, $0.001 par value; 1,000,000 shares authorized, 250,000 shares issued and outstanding		250
Additional paid-in capital		2,520,340
Retained earnings		217,945
Total stockholder's equity		2,738,535
Total liabilities and stockholder's equity	$	2,842,631

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Commissions	$	4,520,498
Net trading income		2,822
Other income		164,382
Total revenues		4,687,702
Expenses:		
Employee compensation and benefits		697,860
Floor brokerage and clearing charges		939,322
Software licensing		311,157
Data and exchange feeds		708,109
Legal and professional fees		141,868
Communications		165,752
Occupancy and equipment		42,737
Depreciation		18,378
Advertising		55,609
Other		211,400
Total expenses		3,292,192
Income before provision for income taxes		1,395,510
Provision for income taxes (Note 3)		110,500
Net income	$	1,285,010

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31 2002

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31, 2001	250,000	$ 250	$ 2,520,340	$ (1,067,065)	$ 1,453,525
Net income	-	-	-	1,285,010	1,285,010
Balance, December 31, 2002	250,000	$ 250	$ 2,520,340	$ 217,945	$ 2,738,535

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 1,285,010
Adjustments to reconcile income to net cash provided by operating activities:	
Depreciation	18,378
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Receivable from clearing broker	295,170
Prepaid expense	7,347
Due from parent	(1,352,572)
Other assets	(5,215)
Deferred tax asset	(149,000)
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(44,641)
Net cash provided by operating activities	54,477
Cash flows from investing activities:	
Purchase of property and equipment	(53,385)
Net cash used in investing activities	(53,385)
Net increase in cash	1,092
Cash, beginning of the year	31,217
Cash, end of the year	$ 32,309

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

TradePortal Securities, Inc. (the Company), a wholly owned subsidiary of TradePortal.com, Inc. (the Parent), is a registered broker/dealer, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2002.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are amortized over 3 and 7 years, respectively. Depreciation expense for the year ended December 31, 2002 is $18,378.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax expense or benefit calculated are either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods. All of these related balances are treated as advances to or from the Parent.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Goodwill

Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually. No impairment losses were recorded in 2002.

Recently Issued Accounting Pronouncements

In August 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS 143 establishes accounting standards for recognition and measurement of liability for costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the assets. The Company has not adopted this standard in the current year.

3. INCOME TAXES

Reconciliation of the differences between the statutory tax rate and the effective income rate is as follows:

	2002	2001
Federal statutory tax	34.0%	34.0%
State taxes, net of federal tax	7.0%	11.0%
	41.0%	45.0%
Valuation allowance	-	(45.0%)
Effective income tax rate	41.0%	-

The effective income tax rate differs from the federal statutory rate primarily due to state tax apportionment, and temporary differences between taxable loss and financial statement loss related to depreciation and amortization.

The Company had available approximately $0 and $940,000 of unused federal operating loss carry-forwards at December 31, 2002 and December 31, 2001, and $1,220,000 and $1,560,000 of unused state operating loss carry-forwards at December 31, 2002 and December 31, 2001 that may be applied against future taxable income. The State of California suspended the use of net operating loss carry-forwards for tax years 2002 and 2003. Accordingly, California operating losses will expire in 2008.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2001 a valuation allowance for $430,100 was recorded due to uncertainties as to the amount of taxable income that would be generated in future years and therefore limited the recognition of the income tax benefit as of December 31, 2001. The Company restored the entire valuation allowance in 2002, as the Company utilized the entire federal net operating loss and anticipates utilizing the state operating losses in future years.

3. **INCOME TAXES** (Continued)

The (benefit) provision for income taxes consists of the following as of December 31:

	2002	2001
Current:		
Federal	$ 166,000	$ -
State	93,500	800
	259,500	800
Deferred:		
Federal	287,100	(106,000)
State	(6,000)	(36,000)
	281,100	(142,000)
Total benefit before valuation allowance	540,600	(141,200)
Change in valuation allowance	(430,100)	142,000
Total (benefit) provision	$ 110,500	$ 800

The components of the net deferred income tax asset are as follows as of December 31:

	2002	2001
Deferred income tax assets:		
Depreciation and amortization	$ 40,000	$ -
Net operating loss carryforward	109,000	430,100
	149,000	430,100
Deferred income tax asset, net before valuation allowance	149,000	430,100
Less: valuation allowance	-	(430,100)
Deferred income tax asset, net	$ 149,000	$ -

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company leases office facilities and equipment under non-cancelable operating leases with terms through 2004. A portion of the rent for the Irvine office facility is allocated to the Parent. Rent expense for these leases totaled $37,440 for the year ended December 31, 2002.

At December 31, 2002, future minimum rental payments under the terms of these leases are as follows:

2003	$	69,161
2004		11,160
	$	80,321

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. RELATED PARTY

The Company pays for certain expenses of the Parent, for which it is generally reimbursed. However, in 2002, $1,352,572 of such expenses were paid by the Company, for which it was not reimbursed. Such reimbursements of expenses were treated as advances to Parent, which have been included in the due from Parent account at December 31, 2002.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $24,949, which was $19,949 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.17 to 1.

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. SUBSEQUENT EVENT

In January 2003, the Parent made a capital contribution of $20,000 in cash to the Company.

SUPPLEMENTAL SCHEDULES

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital:		
Total stockholder's equity from statement of financial condition		$ 2,738,535
Deductions:		
Non-allowable assets:		
Unsecured receivable	$ 21,436	
Goodwill	701,209	
Due from parent	1,756,281	
Property and equipment	44,197	
Deferred tax asset	149,000	
Prepaid expenses and other assets	40,375	2,712,498
Tentative net capital		26,037
Haircuts		
Clearing deposit		1,088
Net capital		$ 24,949
Total aggregate indebtedness		$ 104,096
Minimum net capital required		$ 5,000
Excess net capital		$ 19,949
Ratio of aggregate indebtedness to net capital		4.17 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2002):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 31,122
Audit adjustment for non-allowable unsecured receivable		(21,436)
Audit adjustments to reconcile accounts payable		34,823
Audit adjustment to accrued liabilities		440
Audit adjustment to eliminate stockholder receivable		(20,000)
Net capital per above		$ 24,949

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Not applicable.

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

Not applicable.

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
TradePortal Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TradePortal Securities, Inc. (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 27, 2003

February 28, 2003

NASD

RECEIVED
MAR 31 2003
SEC MAIL PROCESSING SECTION
WASH, D.C.
187

Reyheena Eidarous
Financial Principal
Trade Portal Securities, Inc.
18 Technology Drive, Suite 154
Irvine, Ca 92618

Re: Annual Audit Extension Request for Trade Portal Securities, Inc. CRD # 25001

Dear Ms. Eidarous:

This is in response to your letter dated February 26, 2003, requesting an extension of time for filing your annual audit report.

I understand the pertinent facts to be as follows:

The independent auditor, Mendoza Berger Company, LLP, requires additional time to complete the annual audit.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5 (a)(5), Trade Portal Securities, Inc. is hereby granted this extension in which to file an annual report of financial condition for the fiscal year ending December 31, 2002. **This report is due on or before March 31, 2003.**

If you have any further questions, please contact me at (213) 613-2606.

Sincerely,

Allissa Johnson
Supervisor

cc: Sherry Lawrence, Regulatory Systems
Brad Kaiser

Los Angeles District Office
One California Plaza
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

tel 213 627 2122
fax 213 617 3299
www.nasd.com